EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM (Toronto & New York)

MASONITE INTERNATIONAL CORPORATION ANNOUNCES ACQUISITION OF THE ENTRY DOOR BUSINESS OF THE STANLEY WORKS.

TORONTO, Ontario (December 8, 2003) Masonite International Corporation announced today that it has signed a definitive agreement to acquire the residential entry door business of The Stanley Works (NYSE: SWK). The purchase price is US$160 million in cash. The definitive agreement includes a multi-year license for the use of the “Stanley Door” brand name and related brands by Masonite following closing. Stanley’s entry door business sales are approximately US$200 million (Canadian GAAP). As discussed below, the acquisition is expected to be immediately accretive to Masonite’s earnings per share.

Closing of the transaction is subject to certain governmental approvals, third-party consents and customary conditions, and is anticipated to occur in the first quarter of 2004.

Stanley’s entry door business manufactures and pre-hangs steel and fiberglass residential entry doors and entry systems for sale primarily to the retail home improvement market in the United States. Stanley’s entry door business, known for its high quality, has state of the art facilities in Charlotte, North Carolina; Langley, British Columbia; Winchester, Virginia; Garland, Texas; and Rancho Cucamonga, California.

“We are very pleased with this acquisition for a number of reasons”, said Philip S. Orsino, Masonite’s President and Chief Executive Officer. “The acquisition is a clear continuation of our focused strategy in the door business worldwide. As a result of the acquisition, we expect to achieve substantial operating efficiencies across all our residential door product lines. Stanley’s entry door business accelerates our “all-products solution” initiative. The addition to our existing manufacturing and fabrication facilities of Stanley’s similar facilities will lead to significant efficiencies. Also, the acquisition presents opportunities for more effective global procurement of raw materials, product development and standardization. These initiatives will lower our operating costs and further enhance our already strong capabilities to provide excellent service and the widest product range to our customers. We are very proud to welcome Stanley’s employees, customers and suppliers to Masonite.”

Based on a 2003 pro-forma basis, before any cost benefits derived from the combination, the accretion to Masonite’s annual fully diluted earnings per share would be approximately US$0.16.

Masonite has obtained a bank commitment to fund the acquisition price with senior debt. On a pro-forma basis and immediately after the expected closing date, Masonite’s pro-forma debt-to-equity ratio is estimated to be approximately 0.9 to 1 and its pro-forma debt-to-EBITDA ratio is estimated to be approximately 2.5 to 1, based on 12 months trailing results and not including any cost benefits from the combination.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of “forward looking statements”. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

This press release contains certain non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Increasingly, the investment and banking industries calculate and analyze the performance of a company using measurements such as debt to equity ratio and debt to EBITDA ratio. In this press release, debt to equity ratio is defined as interest bearing debt, net of cash, divided by shareholders’ equity, debt to EBITDA ratio is defined as interest bearing debt, net of cash, divided by earnings before depreciation and amortization; interest; income taxes; and non-controlling interest.

For more information contact:

Lawrence P. Repar
Executive Vice President and
Group Chief Operating Officer
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com